UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
 ____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-05647
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MATTEL, INC. PERSONAL INVESTMENT PLAN
____________________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN
December 31, 2024 and 2023

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2024 and 2023	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	3

Notes to Financial Statements	4 - 10

Supplemental Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024	11

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm (Moss Adams LLP)	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of Mattel, Inc. Personal Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mattel, Inc. Personal Investment Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 18, 2025

We have served as the Plan’s auditor since 2022.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024	December 31, 2023
	(In thousands)
ASSETS
Investments:
Common stock	$12,207	$14,833
Fixed income mutual funds	37,022	28,900
Common and commingled trust funds	1,099,861	990,038
Investments at fair value	1,149,090	1,033,771
Investments at contract value	116,045	135,702
Receivables:
Notes receivable from participants	6,563	5,973
Employer contributions	822	971
Participant contributions	1,042	1,268
Interest and dividends	17	44
Total receivables	8,444	8,256
Total assets	1,273,579	1,177,729

LIABILITIES
Management expenses payable	69	65
Total liabilities	69	65

Net assets available for benefits	$1,273,510	$1,177,664
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2024
(In thousands)
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$161,356
Interest and dividends	2,488
Total investment income	163,844

Participant loan interest	497

Contributions:
Employer	27,115
Participant	41,225
Total contributions	68,340
Total additions	232,681

DEDUCTIONS
Benefit payments	(136,178)
Administrative expenses	(657)
Total deductions	(136,835)
Net increase	95,846

Net assets available for benefits:
Beginning of year	1,177,664
End of year	$1,273,510
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.     General Description of the Plan
The Mattel, Inc. Personal Investment Plan (the “Plan”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The Plan is a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.
The Plan is sponsored by the Company and administered through the Benefit Administrative Committee. The Plan’s assets are held by Fidelity Management Trust Company ("Fidelity Trust" or the "Trustee"), and the recordkeeper is Fidelity Workplace Services, LLC.
Eligibility
Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the Plan after a 90-day waiting period has been completed. American Girl seasonal employees are not eligible to participate.
Contributions
The Company makes automatic contributions to the Plan regardless of whether the participants elect to personally contribute to the Plan. Automatic contributions range from three percent to seven percent of a participant’s compensation, based on the participant’s age. The Company also makes matching contributions equal to 50 percent of the first six percent of compensation contributed by participants.
The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon the employee's commencement of employment (or later eligibility date) equal to two percent of compensation. In addition, the contribution percentage of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of compensation is automatically increased by two percent as of the first April that is at least 90 days after the participant has elected (or has been automatically enrolled) to contribute to the Plan. The automatic two percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and automatic contribution increases at any time. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code (the "Code") may contribute up to 80 percent of their compensation. Plan participants who are classified as “highly compensated employees” may contribute up to 20 percent of their compensation.
All contributions made to the Plan are subject to annual limitations imposed by the Code.
Plan participants were able to direct all contributions into one or more of the separate investment funds available under the Plan in 2024 and 2023, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or make a transfer after which more than 25 percent of their account balance is invested into the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. While being an employee, participants can also become fully vested in the balance of their accounts upon attainment of age 65, total and permanent disability, or death.

Notes Receivable from Participants
Participants who are currently employed by the Company or an affiliate may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 9.50 percent as of December 31, 2024 and 2023, respectively. Principal and interest are primarily paid ratably through payroll deductions.
Participant Accounts
Participant accounts are credited and debited, as applicable, to reflect (a) the participant's contributions, (b) the Company’s contributions, (c) the participant's share of earnings and losses generated by the Plan’s investment funds and (d) administrative expenses charged to the participant's accounts. The participant's and the Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings and losses are based on the funds’ earnings and losses and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce future Company contributions, pay Plan expenses, and/or make corrective contributions to the Plan. Forfeitures of $1,989,000 were used to reduce Company contributions and plan expenses in 2024 by approximately $1,918,000 and $71,000, respectively.
Payment of Benefits
Participants or beneficiaries of participants who terminate employment are allowed to receive a distribution of their vested account balances. If the distributable benefit is $1,000 or more, the payment options generally include a single lump-sum payment, a partial distribution, or if the distributable benefit is $50,000 or more, installment payments over a period of five, ten, or fifteen years. If the distributable benefit is equal to or less than $1,000, or in the case of death, the payment is made in a lump sum.
Participants may also elect to receive a managed account distribution option that seeks to provide monthly installment payments intended to last for the participant's lifetime. This will require the participant to enroll in professional investment management of the participant's account by an investment manager appointed by the Plan.
Expenses of the Plan
Certain plan administration and investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the participants or the Company.

2.     Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments
Other than the guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("synthetic GICs") held in the stable asset fund that are stated at contract value, the Plan’s investments are stated at fair value.
The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days. Investments in common stock are valued using quoted market prices reported on the active market upon which the individual securities are traded.
GICs and synthetic GICs held by the Plan are reported at contract value, which is equal to the principal balance plus accrued interest. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There are no allowances for credit losses as delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document and the Code, and are adequately collateralized by the participants' account balances.
Contributions
Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.
Income Recognition
The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2024 and December 31, 2023 totaled $24,000 and $826,000, respectively.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Fair values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Given recent volatility in the financial markets, it is reasonably possible that investment values could decline significantly in subsequent periods.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.     Investment Contracts
The Plan holds both traditional GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The traditional GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Only the contract itself is owned by the Plan for traditional GICs. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan.  The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date.  The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics.  The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.
For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.
As described in Note 2 under Valuation of Investments, because the traditional GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the traditional GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2024 and 2023, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments.  The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.
Certain events limit the ability of the Plan to transact at contract value. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow the contract issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the adviser without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a non-exempt prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act. Mattel is unaware of any events which occurred during 2024 that would allow contract issuers to terminate the contracts held by the Plan.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan (in thousands).

	December 31, 2024	December 31, 2023
Synthetic GICs	$113,393	$131,510
Traditional GICs	2,652	4,192
Total	$116,045	$135,702

4.     Tax Status of the Plan
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5.     Related-Party Transactions and Parties-in-Interest
The Plan had transactions in the common stock of the Company in 2024 and 2023. During 2024, purchases and sales of the Company’s common stock totaled $1,615,000 and $3,283,000, respectively. During 2023, purchases and sales of the Company's common stock totaled $3,226,000 and $2,715,000, respectively. As of December 31, 2024 and 2023, the Plan held $12,207,000 and $14,833,000 in the Company's common stock, respectively.
Certain Plan investments are managed by BlackRock Financial Management, Morley Capital, PIMCO Investment Management, Wellington Management, Arrowstreet Capital, and Fidelity Investments, which are considered parties-in-interest as they are investment managers for the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from prohibition of party-in-interest transactions under ERISA.
As of December 31, 2024 and 2023, the Plan held $6,563,000 and $5,973,000 in notes receivable from participants, respectively.
6.     Plan Termination
The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become fully vested in their accounts.
7.     Fair Value Measurements
The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:
•Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
•Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities, either directly or indirectly.
•Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Investments:
Common stock	$12,207	$—	$—	$—	$12,207
Fixed income mutual funds	37,022	—	—	—	37,022
Common and commingled trust funds	—	—	—	1,099,861	1,099,861
Total investments	$49,229	$—	$—	$1,099,861	$1,149,090

	December 31, 2023
	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Investments:
Common stock	$14,833	$—	$—	$—	$14,833
Fixed income mutual funds	28,900	—	—	—	28,900
Common and commingled trust funds	—	—	—	990,038	990,038
Total investments	$43,733	$—	$—	$990,038	$1,033,771
(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits and its related disclosures. Investment objectives for these funds include retirement age target date, S&P 500 equity index, international equity index, extended equity market, intermediate bond index, international equity, short-term investments, and small mid-cap equity.
There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2024 and 2023.
8.     Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2024 and 2023 per the Plan's financial statements to the Form 5500 (in thousands):

	2024	2023
Net assets available for benefits per the financial statements	$1,273,510	$1,177,664
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(8,977)	(9,223)
Benefits due to participants but unpaid at year-end	(24)	(826)
Deemed distributions of participant loans per the Form 5500	(39)	(39)
Net assets available for benefits per the Form 5500	$1,264,470	$1,167,576

The following is a reconciliation of the net increase in the net assets available for benefits per the Plan's financial statements to the Form 5500 (in thousands):

2024
Net increase in net assets available for benefits per the financial statements	$95,846
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	246
Benefits due to participants but unpaid at year-end	802
Deemed distributions of participant loans per the Form 5500	—
Net increase in net assets available for benefits per the Form 5500	$96,894
9.     Subsequent Events
The Plan evaluated events and transactions that occurred between December 31, 2024 and the date these financial statements were issued, and no subsequent events were identified.

MATTEL, INC. PERSONAL INVESTMENT PLAN
EIN: 95-1567322 PN: 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
At December 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Common and Commingled Trust Funds
*	Arrowstreet International Equity ACWI ex US CIT Class A	Common and Commingled Trust Funds		41,840,000
*	BlackRock LifePath® Index 2030 Fund O	Common and Commingled Trust Funds		63,936,000
*	BlackRock LifePath® Index 2035 Fund O	Common and Commingled Trust Funds		15,876,000
*	BlackRock LifePath® Index 2040 Fund O	Common and Commingled Trust Funds		116,292,000
*	BlackRock LifePath® Index 2045 Fund O	Common and Commingled Trust Funds		15,312,000
*	BlackRock LifePath® Index 2050 Fund O	Common and Commingled Trust Funds		38,463,000
*	BlackRock LifePath® Index 2055 Fund O	Common and Commingled Trust Funds		15,767,000
*	BlackRock LifePath® Index 2060 Fund O	Common and Commingled Trust Funds		15,684,000
*	BlackRock LifePath® Index 2065 Fund O	Common and Commingled Trust Funds		1,349,000
*	BlackRock LifePath® Index Retirement Fund O	Common and Commingled Trust Funds		45,344,000
*	BlackRock Bond Index Fund	Common and Commingled Trust Funds		51,061,000
*	BlackRock Extended Market Index Fund	Common and Commingled Trust Funds		76,987,000
*	Fidelity Investments Money Market Government Portfolio - Class I	Common and Commingled Trust Funds		357,000
*	BlackRock Non-U.S. Equity Index Fund	Common and Commingled Trust Funds		65,246,000
*	SMID Cap Research Equity (Series 4) Portfolio	Common and Commingled Trust Funds		67,771,000
*	State Street Government Short Term Investment Fund	Common and Commingled Trust Funds		3,852,000
*	BlackRock S&P 500 Equity Index Fund	Common and Commingled Trust Funds		464,724,000
	Total			1,099,861,000

	Common Stock
*	Mattel Inc	Common Stock		12,207,000

	Mutual Funds
*	PIMCO Income Fund Institutional Class	Mutual Funds		32,478,000
*	Fidelity® Strategic Real Return Fund Class K6	Mutual Funds		4,544,000
	Total			37,022,000

	Traditional Guaranteed Investment Contracts
	Metropolitan Life Insurance Co (Contract #GAC38412X)	2.47%, Due 03/07/2025		1,574,000
	Metropolitan Tower Life Insurance Co (Contract #GAC37818X)	3.71%, Due 06/09/2025		1,077,000
	Total			2,651,000

	Synthetic Guaranteed Investment Contracts
	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Blended Stable Value	2.27%, No Due Date		24,955,000

	Prudential Insurance Wrap (Contract #GA-62237)
*	Morley Blended Stable Value	2.09%, No Due Date		6,401,000
	Prudential Core Conservative Intermediate Bond Fund	2.09%, No Due Date		22,187,000
	Total			28,588,000

	Transamerica Premier Life Wrap-Multi Asset (Contract #MDA00450TR)
*	Morley Income Fund III	2.44%, No Due Date		29,766,000

	Metropolitan Tower Life Insurance Co (Contract #GAC38178)	2.46%, No Due Date		21,108,000

	Total Investments			1,256,158,000

*	Notes Receivable from Participants	Interest rates: 4.25% - 9.50% Maturity dates: 1/24/2025 - 10/28/2039		6,563,000

*	Party-in-interest
**	Cost is not required to be disclosed for participant directed investments.